Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Digital World Appoints Eric Swider as Permanent CEO

Miami, Florida – July 10, 2023 – Digital World Acquisition Corp. (Nasdaq: DWAC) (“DWAC” or the “Company”) today announced that Eric Swider, the Interim Chief Executive Officer and a member of DWAC’s Board of Directors (the “Board”), has been appointed as Chief Executive Officer, effective July 6, 2023. Mr. Swider has been serving as the Interim Chief Executive Officer since March 19, 2023.

Mr. Frank Andrews, the Chairman of the Board stated, “Through hard work and dedication to our shareholders, Mr. Swider has proven his ability to guide the Company to our ultimate goal, a successful business combination. Together, with the help of a stellar management team, Mr. Swider will continue to judiciously serve the Company and its shareholders as the CEO of DWAC. We congratulate Mr. Swider on the appointment.”

Mr. Swider shared the following statement with the Board. “I thank you for your continued confidence and trust you place in management. We will continue to serve the best interest of the shareholders at the pleasure and direction of the Board. DWAC has a stated objective of completing a strategic merger and that will continue to be the focus of management. Today, we believe that TMTG remains the best option for the shareholders. As we continue to put many of the challenges behind us, we remain ready willing and able to advance this merger.”

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq: DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of the Company may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding management succession planning, possible business combinations, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the Securities and Exchange Commission (“SEC”). All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 26, 2023, its preliminary proxy statement on Schedule 14A filed with the SEC on June 23, 2023, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company may elect to update these forward-looking statements at some point in the future, it assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. The Company gives no assurance that it will achieve its expectations.

Contact Information

Investor Relations:

Name: Alex Cano

Email: info@dwacspac.com

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, and as it may further be amended or supplemented from time to time, the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) those factors discussed in Digital World’s filings with the SEC, including the registration statement on Form S-4 (initially filed with the SEC on May 16, 2022 and as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that have been described in the “Risk

Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement that has been filed with the SEC, which also contains the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World has filed with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.